NEWS RELEASE 06-03	January 26, 2006

FRONTEER INCREASES TURKISH GOLD RESOURCES BY 400 PERCENT

Fronteer Development Group Inc. (“Fronteer”) (FRG-TSX/AMEX) announced today that a new resource estimate by Giroux Consultants Ltd. (“GCL”) has increased the combined resource of the Kirazli and Agi Dagi projects, which it holds under option from Teck Cominco Limited’s Turkish subsidiary, by over 400% for a total of 461,000 indicated ounces of gold and 1,606,000 inferred ounces of gold (at a 0.5g/t gold cut-off). A new silver resource has also been calculated at 2,118,000 indicated ounces of silver and 8,556,000 inferred ounces of silver. See tables below for details.

“This current resource estimate is an important milestone for Fronteer,” according to Dr. Mark O’Dea “and helps quantify the company’s exploration success in Turkey over the past 18 months. More importantly, it provides a solid foundation upon which to build additional ounces through ongoing exploration in 2006.” Based on this new resource estimate, Fronteer’s discovery cost per ounce of gold in Turkey to date is US$4.10.

AGI DAGI GOLD PROJECT

Currently the Agi Dagi Project comprises two separate resource areas referred to as the Baba Zone and the Deli Zone, which are located 3 kilometres apart on the same hill. The grade, tonnage and classification of new resource estimates from the Deli and Baba Zones are as follows:

Zone	tonnes (000)	Au g/T	Indicated Ag g/T	Indicated Au oz (000)	Indicated Ag oz (000)	tonnes (000)	Au g/T	Inferred Ag g/T	Inferred Au oz (000)	Inferred Ag oz (000)
Deli Oxide Deli Sulfide Deli Total	1,110 250 1,360	0.83 1.12 0.90	5.00 8.46 5.63	30 9 39	178 68 246	12,350 4,060 16,410	1.12 1.06 1.10	7.16 9.65 7.78	444 138 582	2,843 1,260 4,103
Baba Oxide Baba Sulfide Baba Total	6,270 170 6,440	0.86 1.10 0.86	0.86 0.91 0.86	172 6 178	174 5 179	16,940 1,430 18,370	0.77 1.06 0.78	1.01 9.65 1.01	418 43 461	551 43 594
Agi Dagi Total	7,800	0.86	1.69	217	425	34,780	0.93	4.20	1,043	4,697

The Deli Zone is open for expansion in all directions. Similarly, the Baba zone is open for expansion to the north-northwest. In addition, multiple new exploration targets have been identified on the property during the course of 2005, all of which will be drill tested this year.

KIRAZLI GOLD PROJECT

Currently the Kirazli Project consists of a large resource area that has a minimum strike length of 1,000 metres. The grade, tonnage and classification of the resource estimate from Kirazli is as follows:

	Indicated					Inferred
				Indicated	Indicated				Inferred	Inferred
	tonnes	Au	Ag	Au oz	Ag oz	tonnes	Au	Ag	Au oz	Ag oz
Zone	(000)	g/T	g/T	(000)	(000)	(000)	g/T	g/T	(000)	(000)
Kirazli Oxide	2,730	1.69	16.18	148	1,420	4,790	1.04	18.92	160	2,914
Kirazli Sulfide	2,700	1.11	3.14	96	273	13,020	0.96	2.26	403	945
Kirazli Total	5,430	1.40	9.70	244	1,693	17,810	0.98	6.74	563	3,859

The resource area on Kirazli is open for expansion to the north and south and at depth. In addition, several new targets have been identified on the property during the course of 2005, all of which will be drill tested this year.

Technical reports for the Kirazli and Agi Dagi resource estimates will be completed and filed on Sedar within the next 30 days.

EXPLORATION PLANS FOR 2006

Fronteer is planning an intensive exploration program in 2006 with the objective of adding more ounces at Kirazli and Agi Dagi, and moving both projects along towards pre-feasibility. Column leach metallurgical testing is also currently underway under the direction of Kappes Cassidy Ltd.

The 2006 exploration budgets for both Agi Dagi and Kirazli are currently being formulated, with the expectation that drilling will resume in early March.

ABOUT FRONTEER

Fronteer is a ‘discovery stage’ exploration company focused on precious and strategic metals.

In addition to gold in Turkey, Fronteer is also scheduled to commence drilling on two new gold projects in Jalisco, Mexico within the next few months.

Fronteer also has a controlling 57% interest in an outstanding uranium district in Labrador and is earning an 80% interest in a new copper-gold-uranium district in the Yukon.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

 info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, Exploration Manager – Canada / Turkey for Fronteer Development Group Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay. The Independent Qualified Person responsible for the above resource estimates is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. A Technical Report prepared to NI43-101 requirements will be lodged within 30 days of this Release. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration and potential mining method involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.